Exhibit 99.1

Grant of Incentive Subscription Rights in IDEX Biometrics 23 February 2022

The board of directors of IDEX Biometrics ASA resolved on 23 February 2022 to issue 8,350,900 incentive subscription rights to 30 new and continuing employees and individual contractors in the IDEX Biometrics group. The grant was made under the company’s 2021 incentive subscription rights plan as resolved at the annual general meeting on 12 May 2021. The exercise price of the subscription rights is NOK 2.08 per share. The subscription rights vest by 25% per year over four years and expire on 12 May 2026. Following the grants there are 80,107,297 subscription rights outstanding in IDEX Biometrics.

Primary insiders who received grants

Anthony Eaton, CTO of IDEX Biometrics, received on 23 February 2022 a grant of 836,900 incentive subscription rights to shares in IDEX Biometrics. The grant was made for no consideration.

IDEX Biometrics’ shares have ISIN NO0003070609.

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

James A. Simms, Chief Financial Officer

E-mail: jamie.simms@idexbiometrics.com

Tel: +1 978 319 5372

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics